HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

Filenr. 082-04865

RECEIVED
2004 DEC -1 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LEGAL DEPARTMENT

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.

04046465

Naarden, 5 November 2004

SUPPL

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Patricia Vonk

Enc.

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 16 July 2004

1. COMMERCIAL REGISTER

Date	Language	Change
02-11-2004	English and Dutch	Resignation of Mr B.J. Mapletoft

2. PRESS RELEASES

Date	Language	Subject
27-10-2004	English and Dutch	Third Quarter update

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject
None		

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

Rechtspersoon:

Rechtsvorm	:Naamloze vennootschap ....
Naam	:Hagemeyer N.V. ....
Statutaire zetel	:Amsterdam ....
Akte van oprichting	:17-06-1920 ....
Akte laatste statuten-wijziging	:05-02-2004 ....
Maatschappelijk kapitaal	:EUR 810.000.000,00 ....
Geplaatst kapitaal	:EUR 619.309.250,40 ....
Gestort kapitaal	:EUR 619.309.250,40 ....

Onderneming:

Handelsna(a)m(en)	:Hagemeyer N.V. ....
Adres	:Rijksweg 69, 1411GE Naarden ....
Correspondentieadres	:Postbus 5111, 1410AC Naarden ....
Telefoonnummer	:035-6957611 ....
Faxnummer	:035-6957703 ....
Domeinnaam	:www.hagemeyer.com ....
E-mailadres	:info@hagemeyer.com ....
Datum vestiging	:15-06-1900 ....
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920 ....
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en financieren van ondernemingen ....
Werkzame personen	:4 ....

Bestuurder(s):

Naam	:Tiemstra, Jan Sjoerd Tjalling ....
Geboortedatum en -plaats	:16-11-1952, Nijmegen ....
Adres	:Konijnenlaan 40, 2243ET Wassenaar ....
Infunctietreding	:24-04-2003 ....
Titel	:Lid van de Raad van Bestuur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Naam	:De Becker, Rudiger Walter Annie ....
Geboortedatum en -plaats	:02-09-1946, Brugge, België ....
Adres	:Beysterveld 31, 1083KA Amsterdam ....
Infunctietreding	:21-04-2004 ....
Titel	:Voorzitter van de Raad van Bestuur ....

Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Commissaris(sen):

Naam	:Bourigeaud, Bernard André Joseph ....
Geboortedatum en -plaats	:20-03-1944, Bordeaux ....
Adres	:40 Avenue Du Manoir, B-1410 Waterloo, België ..
Infunctietreding	:21-04-2004 ....
Naam	:Kalff, Peter Jan ....
Geboortedatum en -plaats	:12-05-1937, Amsterdam ....
Adres	:Schapendrift 70, 1261HR Blaricum ....
Infunctietreding	:27-04-1994 ....
Titel	:Voorzitter Raad van Commissarissen ....
Naam	:Eustace, Dudley Graham ....
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk ......
Adres	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . Verenigd Koninkrijk ....
Infunctietreding	:19-04-1999 ....
Titel	:Vice-voorzitter Raad van Commissarissen ....
Naam	:de Raad, Mattheus Petrus Maria ....
Geboortedatum en -plaats	:07-01-1945, Gameren ....
Adres	:adres afgeschremd o.g.v., art. 32 Hrb. ....
Infunctietreding	:21-04-2004 ....

Gevolmachtigde(n):

Naam	:Bijl, Hein ....
Geboortedatum en -plaats	:13-04-1968, Amersfoort ....
Adres	:Raamstraat 14 C, 1016XM Amsterdam ....
Infunctietreding	:29-01-2004 ....
Titel	:Algemeen procuratiehouder ....
Bevoegdheid	:Volledige volmacht ....
Aanvang (huidige) volmacht	:13-09-2004 ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

Amersfoort, 02-11-2004

Voor uittreksel

H.C. Varkevisser
handelsregister medewerkster

RECEIVED
2004 DEC -1 A 10:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File number: 32028710

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Gooi- en Eemland

---

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:05-02-2004
Authorized capital	:EUR 810.000.000,00
Issued capital	:EUR 619.309.250,40
Paid up capital	:EUR 619.309.250,40
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Fax number	:035-6957703
Domain-name	:www.hagemeyer.com
E-mail address	:info@hagemeyer.com
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Employees	:4

Director(s):

Name	:Tiemstra, Jan Sjoerd Tjalling
Date and place of birth	:16-11-1952, Nijmegen
Address	:Konijnenlaan 40, 2243ET Wassenaar
Date of entry into office	:24-04-2003
Title	:Lid van de Raad van Bestuur
Powers	:Solely/independently authorised

Name	:De Becker, Rudiger Walter Annie
Date and place of birth	:02-09-1946, Brugge, Belgium

Address	:Beysterveld 31, 1083KA Amsterdam ....
Date of entry into office	:21-04-2004 ....
Title	:Voorzitter van de Raad van Bestuur ....
Powers	:Solely/independently authorised ....

Supervisory director(s):

Name	:Bourigeaud, Bernard André Joseph ....
Date and place of birth	:20-03-1944, Bordeaux ....
Address	:40 Avenue Du Manoir, B-1410 Waterloo, Belgium .
Date of entry into office	:21-04-2004 ....
Name	:Kalff, Peter Jan ....
Date and place of birth	:12-05-1937, Amsterdam ....
Address	:Schapendrift 70, 1261HR Blaricum ....
Date of entry into office	:27-04-1994 ....
Title	:Voorzitter Raad van Commissarissen ....
Name	:Eustace, Dudley Graham ....
Date and place of birth	:03-07-1936, Oxford, United Kingdom ....
Address	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . United Kingdom ....
Date of entry into office	:19-04-1999 ....
Title	:Vice-voorzitter Raad van Commissarissen ....
Name	:de Raad, Mattheus Petrus Maria ....
Date and place of birth	:07-01-1945, Gameren ....
Address	:adres afgeschremd o.g.v., art. 32 Hrb. ....
Date of entry into office	:21-04-2004 ....

Authorized signatory(signatories):

Name	:Bijl, Hein ....
Date and place of birth	:13-04-1968, Amersfoort ....
Address	:Raamstraat 14 C, 1016XM Amsterdam ....
Date of entry into office	:29-01-2004 ....
Title	:Algemeen procuratiehouder ....
Powers	:Full power of attorney ....
Commencement (present) power of attorney	:13-09-2004 ....

Issued by the chamber of commerce

02-11-2004 Page 00003 follows.

Amersfoort, 02-11-2004

For extract

H.C. Varkevisser
handelsregister medewerkster

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

HAGEMEYER TRADING UPDATE: DERDE KWARTAAL 2004 *

Hoofdpunten

- **Hagemeyer blijft groeien in alle divisies en regio's, behalve Duitsland**
- **Autonome omzetgroei van de Groep 3,8% in het derde kwartaal (HJ1 2004: 3,2%)**
- **Autonome omzetgroei voor de kerndivisie PPS 3,5% in het derde kwartaal, op basis van een gelijk aantal werkdagen (HJ1 2004: 2,1%)**
- **Vooruitzichten voor tweede halfjaar 2004 bevestigd**

Autonome omzetgroei[1]

	9 mndn 2004	**Kw 3 2004**	HJ1 2004	Kw 2 2004	Kw 1 2004	9 mndn 2003	Kw 3 2003
PPS	**3,3%**	**3,8%**	3,1%	4,9%	1,3%	-7,9%	-7,8%
ITPS	**-**	**-**	-	-	-	13,9%	-
Agencies / CE	**4,0%**	**4,3%**	3,9%	8,6%	-1,0%	-0,6%	-5,8%
Totaal Groep	**3,4%**	**3,8%**	3,2%	5,2%	1,1%	-4,8%	-7,6%

[1] Autonome omzetgroei, niet aangepast voor aantal werkdagen

Rudi de Becker, CEO:

"Hagemeyers turnaround blijft op koers. Na de eerste positieve signalen in het tweede kwartaal, was ook in het derde kwartaal sprake van een gezonde omzetgroei. Deze trend is zeker bemoedigend aangezien wij met onze turnaround nog in het beginstadium zijn. Stap voor stap hervinden wij onze kracht. De geringe toename van onze netto schuld in het derde kwartaal is met name toe te schrijven aan een seizoensmatige toename van het werkkapitaal. Het derde kwartaal stond ook in het teken van de succesvolle verkoop van ons resterende belang in Tech Pacific. Wanneer deze transactie is afgerond, zal de opbrengst van de verkoop aangewend worden om een deel van onze schuld af te lossen. Uitgaande van de resultaten in dit kwartaal, kunnen wij de vooruitzichten die wij voor de tweede helft van het jaar gaven bevestigen."

* Alle cijfers zijn voorlopig. Er is geen externe accountantscontrole toegepast

GROEPSOVERZICHT

X € miljoen	**9 mndn 2004**	**Kw 3 2004**	HJ 1 2004	9 mndn 2003	Kw 3 2003	9 mndn 2003[1]	Kw 3 2003[1]
Totale netto omzet	**4.030**	**1.385**	2.645	4.874	1.445	4.104	1.426
PPS netto omzet	**3.707**	**1.278**	2.429	3.774	1.292	3.716	1.274
Netto rente-dragende schuld[2]	**669**	**669**	639	986	986	n.a.	n.a.

[1] Aangepast voor het effect van desinvesteringen/overdrachten in 2003 van Tech Pacific, Stokvis Tapes Groep en Puma
[2] Netto rentedragende schuld per einde van de rapportage periode

ONTWIKKELING VAN DE OMZET

De netto omzet over het derde kwartaal van 2004 bedroeg € 1.385 miljoen (Kw3 2003: € 1.445 miljoen). De autonome omzetgroei voor de gehele Groep bedroeg 3,8% ofwel € 51 miljoen (HJ1 2004: 3,2%).

De afname van de omzet in het derde kwartaal was voor € 87 miljoen het gevolg van het netto effect van acquisities en desinvesteringen in 2003 en 2004 (met name de desinvestering van Tech Pacific, Stokvis Tapes Groep, GPX en de retail activiteiten in Duitsland, alsmede de beëindiging van het contract met Puma). Het effect van wisselkoersmutaties ten opzichte van dezelfde periode van vorig jaar was € 24 miljoen negatief.

Met uitzondering van Duitsland, bleven alle PPS regio's in het derde kwartaal van 2004 positieve autonome groei realiseren. De autonome groei voor de PPS divisie was 3,8% positief (HJ1 2004: 3,1%).

TECHPAC HOLDINGS LIMITED

Op 27 september maakten CVC Asia-Pacific en Hagemeyer de verkoop van hun respectieve belangen in Tech Pacific aan het Amerikaanse Ingram Micro bekend.

Hagemeyer had een belang van 31,5% in Tech Pacific, met een boekwaarde van € 25,8 miljoen per 30 juni 2004. Als gevolg van de verkoop zal Hagemeyer naar verwachting een boekwinst realiseren van circa € 60 miljoen.
De netto opbrengst van de verkoop van Tech Pacific zal voor Hagemeyer naar verwachting € 85 miljoen bedragen, waarvan een klein gedeelte in 'escrow' zal worden gehouden. Het uiteindelijke bedrag is afhankelijk van diverse correcties bij de afronding van de transactie die vóór 31 december 2004 wordt verwacht.
De opbrengst zal worden aangewend om een deel van de schuld van Hagemeyer af te lossen. De aan Hagemeyer ter beschikking staande financieringsfaciliteiten zullen dienovereenkomstig worden teruggebracht.

FINANCIËLE POSITIE

De netto rentedragende schuld van de Groep nam toe van € 639 miljoen per 30 juni 2004 tot € 669 miljoen per 30 september 2004.

De toename van de schuld in het derde kwartaal is met name toe te schrijven aan een seizoensmatige toename van het werkkapitaal, hetgeen in lijn is met ons financiële herstructureringsplan.

VOORUITZICHTEN TWEEDE HALFJAAR 2004

Hagemeyer bevestigt de vooruitzichten voor de tweede helft van het jaar, zoals aangegeven in het halfjaarbericht 2004 (alle elementen van de vooruitzichten zijn exclusief de boekwinst van circa € 60 miljoen op de desinvestering van ons belang in Tech Pacific):

- Wij verwachten dat de EBITDA voor bijzondere posten voor de Groep in het tweede halfjaar 2004 zal verbeteren (ten opzichte van de EBITDA van € 17 miljoen positief op vergelijkbare basis in het tweede halfjaar van 2003).
- Voor het tweede halfjaar worden netto bijzondere lasten van ten hoogste € 25 miljoen verwacht.
- Voor het tweede halfjaar van 2004 worden netto financiële lasten verwacht van circa € 35 miljoen.
- Het netto resultaat voor het tweede halfjaar van 2004 zal naar verwachting aanzienlijk verbeteren ten opzichte van het verlies in het tweede halfjaar van 2003, maar zal nog steeds negatief zijn.
- Verwacht wordt dat de vrije kasstroom (vóór desinvesteringen) in het tweede halfjaar van 2004 positief zal zijn, maar naar verwachting voor het gehele jaar negatief zal blijven.

PROFESSIONAL PRODUCTS EN SERVICES (PPS)

Autonome groei[1]	9 mndn 2004	Kw 3 2004	HJ 1 2004	Kw 2 2004	Kw 1 2004	9 mndn 2003	Kw 3 2003
PPS Europa	**2,9%**	**2,9%**	2,9%	4,9%	0,9%	-9,1%	-7,7%
PPS Duitsland	***-9,7%***	***-10,0%***	*-9,6%*	*-13,1%*	*-6,2%*	*-9,7%*	*-9,5%*
PPS VK	***5,4%***	***4,9%***	*5,6%*	*9,4%*	*2,1%*	*-16,6%*	*-11,1%*
PPS Overig Europa	***9,2%***	***9,6%***	*9,0%*	*13,1%*	*4,8%*	*-2,8%*	*-3,9%*
PPS Noord-Amerika	**2,9%**	**5,9%**	1,6%	2,2%	1,0%	-7,6%	-9,1%
PPS VS	***4,0%***	***8,2%***	*1,9%*	*3,1%*	*0,6%*	*-10,3%*	*-15,3%*
PPS Azië-Pacific	**-0,7%**	**2,4%**	-2,3%	1,6%	-6,3%	3,7%	1,3%
PPS Totaal	**2,6%**	**3,5%**	**2,1%**	**3,9%**	**0,2%**	**-7,7%**	**-7,3%**

[1] Autonome groei op basis van het aantal werkdagen / geen valuta effecten

De netto omzet van de PPS divisie over het derde kwartaal van 2004 bedroeg € 1.278 miljoen (Kw3 2003: € 1.292 miljoen). De autonome groei was 3,8% positief (€ 46 miljoen). Op basis van een gelijk aantal werkdagen bedroeg de autonome groei 3,5% (HJ1 2004: 2,1%; Kw3 2003: 7,3% negatief). Het netto effect van acquisities en desinvesteringen (met name Stokvis Tapes Groep en de Duitse retail activiteiten), resulteerde in een afname van de omzet van € 42 miljoen in het derde kwartaal. Wisselkoersmutaties hadden een negatief effect van € 18 miljoen.

Per regio waren de ontwikkelingen als volgt (alle hieronder gemelde cijfers ten aanzien van de omzetontwikkeling geven de autonome groei op basis van het aantal werkdagen weer):

Europa

De autonome groei in het derde kwartaal bedroeg 2,9% (HJ1 2004: 2,9%). In het derde kwartaal van 2003 nam de omzet af met 7,7%.

Duitsland

Hoewel er enige tekenen zijn dat de daling niet verder doorzet, blijft de bouwsector in Duitsland onder druk staan. Onze omzet nam in het derde kwartaal met 10,0% af, een lichte verbetering ten opzichte van de afname met 13,1% in het tweede kwartaal. Deze positieve ontwikkeling is voornamelijk het gevolg van toegenomen omzet in het industriële segment. Bovendien beginnen de maatregelen ter versterking van het verkoopteam en marketing initiatieven effect te sorteren.

Verenigd Koninkrijk

Hoewel de omzet in het VK in het derde kwartaal met 4,9% toenam (HJ1 2004: 5,6%), voldoet ons National Distribution Centre (NDC) in Runcorn niet aan onze verwachtingen. Zoals eerder aangegeven, is het oorspronkelijke plan voor een nieuw logistiek netwerk herzien. Regionale logistieke hubs zullen verschillende functies van het Runcorn NDC overnemen. Hierdoor zal een eenvoudigere en meer stabiele toeleveringsketen ontstaan, met betere service en meer efficiënte logistiek tegen lagere kosten.

Overig Europa

Onze zeer succesvolle regio Nordics bleef in het derde kwartaal sterk groeien met 13,5% (HJ1 2004: 12,0%). Dit was met name het gevolg van toegenomen verkopen aan telecom- en nutsbedrijven. Onze ondernemingen in Nordics slaagden er ook in hun marktaandeel in de bouw- en installatiemarkt te vergroten.

In Spanje nam de omzet in het derde kwartaal toe met 4,3% (HJ1 2004: 4,7%).

Noord-Amerika

In de VS bedroeg de autonome groei over het derde kwartaal 8,2% (HJ1 2004: 1,9%). In het derde kwartaal 2003 nam de omzet met 15,3% af. De omzetgroei in de VS werd gesteund door een aantrekkende economie, een verdere verbetering van onze service niveaus en verschillende nieuwe contracten in het industriële segment.

Azië-Pacific

De omzetgroei in het derde kwartaal in Azië-Pacific bedroeg 2,4% (HJ1 2004: 2,3% negatief). In Australië was sprake van herstel van de service niveaus en is het verkoopteam weer op sterkte gebracht.

AGENCIES / CONSUMER ELECTRONICS

Autonome groei [1]	**9 mndn 2004**	**Kw 3 2004**	HJ1 2004	Kw 2 2004	KW 1 2004	9 mndn 2003	Kw 3 2003
Agencies/CE	**4,0%**	**4,3%**	3,9%	8,6%	-1,0%	-0,6%	-5,8%

[1] Autonome groei, niet aangepast voor het aantal werkdagen / geen valuta effecten

De omzet van de divisie Agencies/Consumer Electronics bedroeg over het derde kwartaal € 107 miljoen (Kw3 2003: € 153 miljoen). De autonome groei was € 4 miljoen ofwel 4,3% positief (Kw3 2003: 5,8% negatief).

Wisselkoersmutaties hadden een negatief effect van € 5 miljoen op de omzet, het netto effect van acquisities en desinvesteringen (met name de Puma activiteiten) had een daling van de omzet van € 45 miljoen tot gevolg.

Naarden, 27 oktober 2004
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie: Emilie de Wolf 035 6957676
www.hagemeyer.com
press@hagemeyer.com

In dit persbericht zijn mededelingen over de vooruitzichten opgenomen, die gebaseerd zijn op talrijke aannames, waaronder begrepen zakelijke, economische en andere marktomstandigheden. Veel van deze aannames bevinden zich buiten Hagemeyers invloedsfeer en zijn onderhevig aan aanzienlijke onzekerheid. Deze aannames bevatten aanzienlijke elementen van subjectieve beoordeling die al dan niet accuraat zullen blijken te zijn en als gevolg daarvan kan geen garantie worden gegeven ten aanzien van analyses, of conclusies getrokken uit op deze aannames gebaseerde analyses.

Autonome groei – niet aangepast voor werkbare dagen

	9 mndn 2004	**Kw 3 2004**	HJ 1 2004	Kw 2 2004	Kw 1 2004	9 mndn 2003	Kw 3 2003
PPS Europa	**3,8%**	**3,3%**	4,1%	6,6%	1,6%	-9,4%	-8,5%
PPS Duitsland	***-8,8%***	***-8,6%***	*-8,9%*	*-10,1%*	*-7,7%*	*-11,6%*	*-12,2%*
PPS VK	***5,9%***	***4,9%***	*6,5%*	*9,4%*	*3,8%*	*-16,2%*	*-11,1%*
PPS Overig Europa	***10,3%***	***9,7%***	*10,7%*	*14,9%*	*6,3%*	*-2,6%*	*-3,8%*
PPS Noord-Amerika	**3,5%**	**6,1%**	2,2%	1,8%	2,5%	-7,6%	-9,1%
PPS VS	**4,5%**	**8,2%**	2,7%	3,1%	2,2%	-10,3%	-15,3%
PPS Azië-Pacific	**-0,3%**	**1,4%**	-1,2%	1,9%	-4,4%	3,6%	1,3%
PPS Totaal	**3,3%**	**3,8%**	**3,1%**	**4,9%**	**1,3%**	**-7,9%**	**-7,8%**
ITPS	**-**	**-**	-	-	-	13,9%	-
Agencies/CE	**4,0%**	**4,3%**	3,9%	8,6%	-1,0%	-0,6%	-5,8%
Groep Totaal	**3,4%**	**3,8%**	**3,2%**	**5,2%**	**1,1%**	**-4,8%**	**-7,6%**

Geen valuta effecten

* Alle cijfers zijn voorlopig. Er is geen externe accountantscontrole toegepast

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

HAGEMEYER TRADING UPDATE: THIRD QUARTER 2004 *

Highlights

- **Hagemeyer continues to grow in every division and region, except Germany**
- **Group organic sales growth 3.8% in third quarter 2004 (HY1 2004: 3.2%)**
- **Organic sales growth for the core PPS division 3.5% on a same number of working days basis in third quarter 2004 (HY1 2004: 2.1%)**
- **Outlook HY2 2004 confirmed**

Organic sales growth[1]

	9 months 2004	**Q3 2004**	HY1 2004	Q2 2004	Q1 2004	9 months 2003	Q3 2003
PPS	**3.3%**	**3.8%**	3.1%	4.9%	1.3%	-7.9%	-7.8%
ITPS	-	-	-	-	-	13.9%	-
Agencies / CE	**4.0%**	**4.3%**	3.9%	8.6%	-1.0%	-0.6%	-5.8%
Total Group	**3.4%**	**3.8%**	3.2%	5.2%	1.1%	-4.8%	-7.6%

[1] Organic growth not adjusted for number of working days

Rudi de Becker, CEO:

"Hagemeyer's turnaround remains on track. After the first positive signs in the second quarter, our Group sales growth continued at a healthy pace in the third quarter. This is indeed an encouraging trend given the fact that we are still in the early stages of our turnaround process. Step by step we are regaining our strength. The small increase of our net debt during the third quarter is mainly due to a seasonal increase in working capital. The third quarter also marked the successful sale of our remaining share in Tech Pacific. Once the transaction is closed, the proceeds of this sale will be used to pay off part of our debt. Based on our performance in this quarter, we confirm the outlook we gave for the second half of the year."

* All figures are preliminary unaudited figures

GROUP REVIEW

x € million	**9 months 2004**	**Q3 2004**	HY1 2004	9 months 2003	Q3 2003	9 months 2003[1]	Q3 2003[1]
Total Net Sales	**4,030**	**1,385**	2,645	4,874	1,445	4,104	1,426
PPS Net Sales	**3,707**	**1,278**	2,429	3,774	1,292	3,716	1,274
Net interest bearing debt[2]	**669**	**669**	639	986	986	n.a.	n.a.

[1] Adjusted for the impact of the 2003 divestments and/or transfer of Tech Pacific, Stokvis Tapes Group and Puma
[2] Net interest bearing debt at the end of the reporting period

SALES DEVELOPMENT

In the third quarter of 2004, net sales for the Group were € 1,385 million (Q3 2003: € 1,445 million). Organic sales growth for the Group as a whole was 3.8% or € 51 million (HY1 2004: 3.2%).

The decrease in sales in the third quarter is for € 87 million due to the net effect of acquisitions and divestments in 2003 and this year (mainly the divestments of Tech Pacific, Stokvis Tapes Group, GPX and the retail activities in Germany, as well as the termination of the contract with Puma). The effect of foreign exchange rate movements compared to the same period last year was € 24 million negative.

Except for Germany, all of the PPS regions showed ongoing positive organic growth in Q3 2004. Organic growth for the PPS division was 3.8% positive (HY1 2004: 3.1%).

TECHPAC HOLDINGS LIMITED

On September 27, 2004 CVC Asia-Pacific and Hagemeyer announced the sale of their respective stakes in Tech Pacific to US based Ingram Micro.

Hagemeyer had a 31.5% participation in Tech Pacific, with a book value of € 25.8 million as per June 30, 2004. As a result of the sale, Hagemeyer is expected to realise a book gain of approximately € 60 million. Hagemeyer's net proceeds of the sale of Tech Pacific are expected to be approximately € 85 million, of which a small part will be kept in escrow. The final amount is subject to various adjustments upon completion of the transaction, which is expected prior to December 31, 2004.

The cash proceeds will be used to pay off part of Hagemeyer's senior debt. The financing facilities available to Hagemeyer will be reduced accordingly.

FINANCIAL POSITION

The Group's net interest bearing debt increased from € 639 million at June 30, 2004 to € 669 million as at September 30, 2004.

The increase in Q3 is mainly due to a seasonal increase in working capital, which is in line with our financial restructuring plan.

OUTLOOK HY2 2004

Hagemeyer confirms its outlook for the second half of the year, as stated in our 2004 first half year results press release (all outlook elements are excluding the book gain of approximately € 60 million on the divestment of our participation in Tech Pacific):

- We expect Group EBITDA before exceptional items to improve in the second half of 2004 (compared to the 2003 second half like-for-like basis of € 17 million positive).

- For the second half of 2004, net exceptional charges up to € 25 million are expected.

- We expect net financial expenses of around € 35 million for the second half of 2004.

- The net result in HY2 2004 is expected to show a substantial improvement compared to last year's loss in the second half, but will still be negative.

- Free cash flow (before divestments) is expected to be positive in the second half of 2004, but is still expected to be negative for the full year.

AGENCIES / CONSUMER ELECTRONICS

Organic growth [1]	**9 months 2004**	**Q3 2004**	HY1 2004	Q2 2004	Q1 2004	9 months 2003	Q3 2003
Agencies/CE	**4.0%**	**4.3%**	3.9%	8.6%	-1.0%	-0.6%	-5.8%

[1] Organic growth not adjusted for number of working days / currency effects have no impact

Sales of the Agencies/Consumer Electronics division in the third quarter were € 107 million (Q3 2003: € 153 million). Organic growth was € 4 million or 4.3% positive (Q3 2003: 5.8% negative). Foreign exchange rate movements had a negative impact on sales of € 5 million, whilst the net effect of acquisitions and divestments (specifically the Puma activities) had a negative effect of € 45 million.

Naarden, October 27, 2004
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Emilie de Wolf +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

This press release contains forward looking statements, which are based upon numerous assumptions, including business, economic and other market conditions. Many of these assumptions are beyond the control of Hagemeyer and are inherently subject to substantial uncertainty. Such assumptions involve significant elements of subjective judgment that may or may not prove to be accurate, and consequently, no assurances can be made regarding the analyses or conclusions derived from analyses based upon such assumptions.

Organic growth - not adjusted for number of working days

	9 months 2004	**Q3 2004**	HY1 2004	Q2 2004	Q1 2004	9 months 2003	Q3 2003
PPS Europe	**3.8%**	**3.3%**	4.1%	6.6%	1.6%	-9.4%	-8.5%
PPS Germany	***-8.8%***	***-8.6%***	*-8.9%*	*-10.1%*	*-7.7%*	*-11.6%*	*-12.2%*
PPS UK	***5.9%***	***4.9%***	*6.5%*	*9.4%*	*3.8%*	*-16.2%*	*-11.1%*
PPS Other Europe	***10.3%***	***9.7%***	*10.7%*	*14.9%*	*6.3%*	*-2.6%*	*-3.8%*
PPS North America	**3.5%**	**6.1%**	2.2%	1.8%	2.5%	-7.6%	-9.1%
PPS USA	***4.5%***	***8.2%***	*2.7%*	*3.1%*	*2.2%*	*-10.3%*	*-15.3%*
PPS Asia-Pacific	**-0.3%**	**1.4%**	-1.2%	1.9%	-4.4%	3.6%	1.3%
PPS Total	**3.3%**	**3.8%**	**3.1%**	**4.9%**	**1.3%**	**-7.9%**	**-7.8%**
ITPS	**-**	**-**	-	-	-	13.9%	-
Agencies/CE	**4.0%**	**4.3%**	3.9%	8.6%	-1.0%	-0.6%	-5.8%
Group Total	**3.4%**	**3.8%**	**3.2%**	**5.2%**	**1.1%**	**-4.8%**	**-7.6%**

Currency effects have no impact

* All figures are preliminary unaudited figures